UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

NUTRACEUTICAL INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

67060Y101

(CUSIP Number)

Robert B. Macaulay

Adorno & Yoss LLP

2525 Ponce de Leon Boulevard, Suite 400

Coral Gables, Florida 33134

(305) 460-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 2 of 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kiluva, S.A., Spanish Tax ID A-58188624
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place Of Organization

Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power

552,518
8 Shared Voting Power

0
9 Sole Dispositive Power

552,518
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

552,518
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

5.0%
14	Type of Reporting Person (See Instructions)

CO

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 3 of 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Housediet, S.L.U., Spanish Tax ID B-01115286
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place Of Organization

Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power

0
8 Shared Voting Power

0
9 Sole Dispositive Power

0
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

0
14	Type of Reporting Person (See Instructions)

CO

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 4 of 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Finverki, S.L.U., Spanish Tax ID B-85062172
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place Of Organization

Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power

0
8 Shared Voting Power

0
9 Sole Dispositive Power

0
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14	Type of Reporting Person (See Instructions)

CO

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 5 of 9

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”) of Nutraceutical International Corp., a Delaware corporation (the “Issuer”). The beneficial ownership of the Reporting Persons in this Schedule 13D is based upon 11,020,804 shares of Common Stock issued and outstanding as of April 26, 2007. The principal executive offices of the Issuer are located at 1400 Kearns Boulevard, 2nd Floor, Park City, Utah 84060.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Kiluva, S.A., a Spanish corporation (“Kiluva”), Housediet, S.L.U., a Spanish corporation (“Housediet”), and Finverki, S.L.U., a Spanish corporation (“Finverki”) (collectively, the “Reporting Persons” or the “Kiluva Group”). Housediet and Finverki are wholly-owned subsidiaries of Kiluva.

(b) The business address of the Reporting Persons is Pasaje Pedro Rodriguez, No. 6, 08028 Barcelona, Spain.

(c) The principal business of Kiluva and Housediet is the development and sale of nutritional and dietetic products and services. The principal business of Finverki is the making of investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

As of June 25, 2007, Kiluva, Housediet and Finverki have invested $100,463, $3,862,051 and $4,663,227, respectively, in the common stock of the Issuer using their respective working capital.

Item 4. Purpose of Transaction

The subject shares of Common Stock were acquired for investment purposes. The Kiluva Group believes that substantial potential synergies may exist between the business of the Issuer and the business of the Kiluva Group. The Kiluva Group may hold talks or discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions which the Kiluva Group might make may affect control of the Issuer and/or may relate to the following: strategic transactions or relationships between the Issuer and the Kiluva Group designed to take advantage of potential synergies; the merger, acquisition or liquidation of the Issuer; the sale or transfer of the assets of the Issuer; a change in the board of directors or the management of the Issuer; a change in the present capitalization or dividend policy of the Issuer; or a change in the Issuer’s charter or bylaws. The Kiluva Group intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Kiluva Group, the Kiluva Group may, directly or indirectly, purchase additional shares of the Issuer or dispose of some such shares in open-market transactions or privately negotiated transactions.

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 6 of 9

Item 5. Interest in Securities of the Issuer

(a) – (b) As the parent of Housediet and Finverki and holder of sole voting and investment authority over the shares owned by the Kiluva Group, Kiluva may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 552,518 owned by the Kiluva Group, shares representing approximately 5.0% of the outstanding shares of the Issuer’s Common Stock (based upon 11,020,804 shares outstanding as of April 26, 2007, as reported on the latest Form 10-Q of the Issuer).

(c) Kiluva has caused the Kiluva Group to effect transactions in the Issuer’s shares, including those during the past 60 days, as set forth below:

FINVERKI	Date	Type	Price per Share	Number Of Shares	Total Price
	4/23/2007	Open Market Purchase	16.27	13	211.51
	4/23/2007	Open Market Purchase	16.27	400	6,508.00
	4/24/2007	Open Market Purchase	16.27	1,187	19,312.49
	4/24/2007	Open Market Purchase	16.27	400	6,508.00
	4/24/2007	Open Market Purchase	16.20	814	13,186.80
	4/25/2007	Open Market Purchase	16.27	425	6,914.75
	4/26/2007	Open Market Purchase	16.27	3,575	58,165.25
	4/26/2007	Open Market Purchase	16.20	4,000	64,800.00
	4/26/2007	Open Market Purchase	16.04	2,000	32,079.80
	4/26/2007	Open Market Purchase	15.98	2,000	31,959.80
	4/26/2007	Open Market Purchase	15.97	2,000	31,948.00
	4/26/2007	Open Market Purchase	15.98	12,000	191,760.00
	4/26/2007	Open Market Purchase	15.94	5,000	79,700.00
	4/26/2007	Open Market Purchase	15.93	5,677	90,434.61
	4/27/2007	Open Market Purchase	15.93	61	971.73
	4/30/2007	Open Market Purchase	16.10	3,818	61,469.80
	5/1/2007	Open Market Purchase	16.00	1,627	26,032.00
	5/1/2007	Open Market Purchase	16.10	1,182	19,030.20
	5/2/2007	Open Market Purchase	16.00	7,749	123,984.00
	5/3/2007	Open Market Purchase	16.00	624	9,984.00
	5/4/2007	Open Market Purchase	16.00	107	1,712.00
	5/7/2007	Open Market Purchase	15.93	3,646	58,080.78
	5/8/2007	Open Market Purchase	15.93	5,509	87,758.37
	5/14/2007	Open Market Purchase	16.00	18	288.00
	5/14/2007	Open Market Purchase	16.05	2,500	40,125.00
	5/14/2007	Open Market Purchase	16.05	7,500	120,375.00
	5/14/2007	Open Market Purchase	16.10	5,000	80,500.00
	5/14/2007	Open Market Purchase	16.11	200	3,222.00
	5/14/2007	Open Market Purchase	16.11	3,500	56,385.00
	5/14/2007	Open Market Purchase	16.12	1,282	20,665.84
	5/25/2007	Open Market Purchase	15.20	10,000	152,000.00
	5/25/2007	Open Market Purchase	15.20	10,000	152,000.00
	5/25/2007	Open Market Purchase	15.19	10,000	151,949.00
	5/29/2007	Open Market Purchase	15.41	13,836	213,151.88
	5/29/2007	Open Market Purchase	15.20	5,453	82,885.60

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 7 of 9

5/29/2007	Open Market Purchase	15.41	900	13,869.00
5/30/2007	Open Market Purchase	16.29	30,000	488,787.00
5/30/2007	Open Market Purchase	15.59	3,647	56,856.73
5/30/2007	Open Market Purchase	15.70	1,000	15,700.00
5/30/2007	Open Market Purchase	16.17	1,257	20,321.92
5/30/2007	Open Market Purchase	16.09	3,500	56,325.50
5/30/2007	Open Market Purchase	16.20	10,000	162,000.00
5/31/2007	Open Market Purchase	16.19	35,063	567,673.48
5/31/2007	Open Market Purchase	16.20	3,000	48,588.00
5/31/2007	Open Market Purchase	15.80	747	11,802.60
5/31/2007	Open Market Purchase	16.20	3,000	48,600.00
6/1/2007	Open Market Purchase	16.48	5,000	82,421.25
6/1/2007	Open Market Purchase	16.50	3,335	55,027.50
6/1/2007	Open Market Purchase	16.35	160	2,616.00
6/4/2007	Open Market Purchase	16.50	2,988	49,302.00
6/7/2007	Open Market Purchase	16.50	1,806	29,799.00
6/7/2007	Open Market Purchase	16.52	5,000	82,600.00
6/8/2007	Open Market Purchase	16.60	2,671	44,338.60
6/11/2007	Open Market Purchase	16.60	350	5,810.00
6/12/2007	Open Market Purchase	16.60	1,979	32,851.40
6/13/2007	Open Market Purchase	16.60	458	7,602.80
6/15/2007	Open Market Purchase	16.60	1,500	24,900.00
6/15/2007	Open Market Purchase	16.60	3,042	50,497.20
6/18/2007	Open Market Purchase	16.50	5,000	82,500.00
6/18/2007	Open Market Purchase	16.61	9,000	149,508.90
6/19/2007	Open Market Purchase	16.39	1,040	17,047.16
6/20/2007	Open Market Purchase	16.38	5,093	83,398.38
6/21/2007	Open Market Purchase	16.38	810	13,263.83
6/21/2007	Open Market Purchase	16.40	697	11,430.80
6/22/2007	Open Market Purchase	16.38	4,403	72,121.14
6/25/2007	Open Market Purchase	16.30	700	11,410.00
6/25/2007	Open Market Purchase	16.37	200	3,273.60
6/25/2007	Open Market Purchase	16.40	400	6,560.00
6/25/2007	Open Market Purchase	16.42	100	1,642.00
6/25/2007	Open Market Purchase	16.45	100	1,645.00
6/25/2007	Open Market Purchase	16.46	100	1,646.00
6/25/2007	Open Market Purchase	16.48	800	13,184.00
6/25/2007	Open Market Purchase	16.49	300	4,947.00
6/25/2007	Open Market Purchase	16.50	8,200	135,300.00
	SUBTOTAL (1)	16.06	290,449	4,663,227.00

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 8 of 9

HOUSEDIET
	5/16/2007	Open Market Purchase	16.00	10,000	160,000.00
	5/16/2007	Open Market Purchase	16.10	10,000	161,000.00
	5/17/2007	Open Market Purchase	15.97	10,000	159,700.00
	5/17/2007	Open Market Purchase	15.95	10,000	159,500.00
	5/17/2007	Open Market Purchase	15.92	10,000	159,200.00
	5/17/2007	Open Market Purchase	15.90	10,000	158,951.00
	5/18/2007	Open Market Purchase	14.97	10,400	155,668.24
	5/21/2007	Open Market Purchase	14.48	15,000	217,246.50
	5/21/2007	Open Market Purchase	14.55	24,600	357,870.96
	5/22/2007	Open Market Purchase	14.35	50,000	717,560.00
	5/23/2007	Open Market Purchase	14.20	24,200	343,715.02
	5/24/2007	Open Market Purchase	15.15	22,100	334,868.04
	5/25/2007	Open Market Purchase	15.19	3,700	56,184.87
	5/25/2007	Open Market Purchase	15.05	22,109	332,740.45
	5/30/2007	Open Market Purchase	15.70	396	6,217.20
	5/31/2007	Open Market Purchase	16.20	6,325	102,465.00
	6/7/2007	Open Market Purchase	16.50	1,000	16,500.00
	6/18/2007	Open Market Purchase	16.50	5,000	82,500.00
	6/19/2007	Open Market Purchase	16.30	11,053	180,163.90
		SUBTOTAL (2)	15.09	255,883	3,862,051.18

KILUVA
	4/18/2007	Open Market Purchase	16.20	200	3,240.00
	4/20/2007	Open Market Purchase	16.25	5,000	81,250.00
	4/20/2007	Open Market Purchase	16.20	986	15,973.20
		SUBTOTAL (3)	16.24	6,186	100,463.20

		TOTALS	15.61	552,518	8,625,741.38

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

As a result of Kiluva’s status as parent of its wholly-owned subsidiaries Housediet and Finverki, all beneficial ownership and control of the Shares resides with Kiluva.

Item 7. Material to be Filed as Exhibits

Not applicable.

SCHEDULE 13D
CUSIP NO.: 67060Y101		Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007	KILUVA, S.A.

	By:	/s/ Felix Revuelta
	Name:	Felix Revuelta
	Title:	President

HOUSEDIET, S.L.U.

	By:	/s/ Felix Revuelta
	Name:	Felix Revuelta
	Title:	President

FINVERKI, S.L.U.

	By:	/s/ Felix Revuelta
	Name:	Felix Revuelta
	Title:	President